Exhibit 99.1

TABOOLA.COM LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

UNAUDITED

- - - - - - - - - - - - - - - - -

TABOOLA.COM LTD.
CONSOLIDATED INTERIM BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30, 2021	December 31, 2020
	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$311,768	$242,811
Restricted deposits	1,065	3,664
Trade receivables (net of allowance for credit losses of $4,466 and $4,096 as of September 30, 2021, and December 31, 2020, respectively)	190,667	158,050
Prepaid expenses and other current assets	47,324	21,609
Total current assets	550,824	426,134

NON-CURRENT ASSETS
Long-term prepaid expenses	19,533	5,289
Restricted deposits	3,574	3,300
Deferred tax assets	1,955	1,382
Right of use assets	56,792	68,058
Property and equipment, net	60,201	52,894
Intangible assets, net	259,042	3,905
Goodwill	553,845	19,206
Total non-current assets	954,942	154,034
Total assets	1,505,766	$580,168

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payable	$210,112	$189,352
Lease liability	16,531	15,746
Accrued expenses and other current liabilities	108,785	95,135
Loan	3,000	-
Total current liabilities	338,428	300,233

LONG TERM LIABILITIES
Deferred tax liabilities	50,432	45
Warrant Liability	36,792	-
Loan	285,869	63,044
Lease liability	49,287	-
Total long-term liabilities	422,380	63,089

COMMITMENTS AND CONTINGENCIES (Note 10)
CONVERTIBLE PREFERRED SHARES
Preferred A, B, B-1, B-2, C, D and E shares with no par value - Authorized: 0 and 123,389,750 shares at September 30, 2021 and at December 31, 2020 respectively; Issued and outstanding: 0 and 121,472,152 shares at September 30, 2021 and December 31, 2020 respectively.	-	170,206

SHAREHOLDERS' EQUITY
Ordinary shares with no par value- Authorized:700,000,000 and 176,535,661 shares as of September 30, 2021, and December 31, 2020, respectively; shares issued and outstanding of 231,640,546 and 41,357,049 as of September 30, 2021 and December 31, 2020, respectively.	-	-
Additional paid-in capital	801,988	78,137
Accumulated deficit	(57,030)	(31,497)
Total shareholders' equity	744,958	46,640
Total liabilities, convertible preferred shares, and shareholders' equity	$1,505,766	$580,168
The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

TABOOLA.COM LTD.
CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)
U.S. dollars in thousands, except share and per share data

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	Unaudited

Revenues	$338,768	$290,585	$970,790	$837,599
Cost of revenues:
Traffic acquisition cost	211,899	186,288	621,137	565,449
Other cost of revenues	19,184	14,701	52,224	45,674

Total cost of revenues	231,083	200,989	673,361	611,123

Gross profit	107,685	89,596	297,429	226,476

Operating expenses:

Research and development expenses	29,946	21,485	83,889	65,392
Sales and marketing expenses	43,518	32,663	146,962	99,495
General and administrative expenses	34,345	13,907	98,489	41,662

Total operating expenses	107,809	68,055	329,340	206,549

Operating income (loss) before finance expenses	(124)	21,541	(31,911)	19,927
Finance income (expenses), net	13,960	(844)	13,077	(1,050)

Income (loss) before income taxes	13,836	20,697	(18,834)	18,877
Provision for income taxes	3,460	(4,009)	(6,699)	(13,137)

Net income (loss)	$17,296	$16,688	$(25,533)	$5,740

Less: Undistributed earnings allocated to participating securities	-	(5,819)	(11,944)	(17,046)
Net income (loss) attributable to ordinary shareholders, basic and diluted	17,296	10,869	(37,477)	(11,306)
Net income (loss) per share attributable to ordinary shareholders, basic	$0.08	$0.29	$(0.35)	$(0.28)
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, basic	229,024,803	38,101,268	107,884,927	40,144,245
Net income (loss) per share attributable to ordinary shareholders, diluted	$0.07	$0.18	$(0.35)	$(0.28)
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, diluted	259,262,529	60,221,497	107,884,927	40,144,245

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.
CONSOLIDATED STATEMENT OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share and per share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total Shareholders’
	Number	Amount	Number	Amount	capital	deficit	Total

Balance as of December 31, 2020	121,472,152	$170,206	41,357,049	$-	$78,137	$(31,497)	$46,640

Conversion of Preferred Shares to Ordinary Shares	(121,472,152)	(170,206)	121,472,152	-	170,206	-	170,206
Issuance of Ordinary Shares			61,299,565		442,171	-	442,171
Share based compensation expenses	-	-	-	-	103,995	-	103,995
Exercise of options and vested RSUs	-	-	7,511,780	-	7,479	-	7,479
Net loss	-	-	-	-	-	(25,533)	(25,533)

Balance as of September 30, 2021 (unaudited)	-	$-	231,640,546	$-	$801,988	$(57,030)	$744,958

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total Shareholders’
	Number	Amount	Number	Amount	capital	deficit	Total
Balance as of December 31, 2019	121,472,152	170,206	44,903,273	-	47,257	(39,990)	7,267

Cancellation of restricted shares	-	-	(7,411,689)	-	-	-	-
Share based compensation expenses	-	-	-	-	10,747	-	10,747
Exercise of options	-	-	674,233	-	1,049	-	1,049
Net income	-	-	-	-	-	5,740	5,740

Balance as of September 30, 2020 (unaudited)	121,472,152	$170,206	38,165,817	$-	$59,053	$(34,250)	$24,803

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Accumulated
	Number	Amount	Number	Amount	Capital	deficit	Total

Balance as of June 30, 2021 (unaudited)	-	$-	211,198,259	$-	$621,664	$(74,326)	$547,338

Issuance of Ordinary Shares			17,328,049	-	157,689	-	157,689
Share based compensation expenses	-	-	-	-	20,075	-	20,075
Exercise of options and vested RSUs	-	-	3,114,238	-	2,560	-	2,560
Net income	-	-	-	-	-	17,296	17,296

Balance as of September 30, 2021 (unaudited)	-	$-	231,640,546	$-	$801,988	$(57,030)	$744,958

TABOOLA.COM LTD.
CONSOLIDATED STATEMENT OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share and per share data

	Preferred shares		Ordinary shares		Additional paid-in	Accumulated
	Number	Amount	Number	Amount	Capital	deficit	Total

Balance as of June 30, 2020 (unaudited)	121,472,152	$170,206	38,016,649	$-	$52,427	$(50,938)	$1,489

Share based compensation expenses	-	-	-	-	6,254	-	6,254
Exercise of options	-	-	149,168	-	372	-	372
Net income	-	-	-	-	-	16,688	16,688

Balance as of September 30, 2020 (unaudited)	121,472,152	$170,206	38,165,817	$-	$59,053	$(34,250)	$24,803

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,
	2021	2020
	Unaudited
Cash flows from operating activities:

Net income (loss)	$(25,533)	$5,740
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	30,050	26,848
Share based compensation expenses	103,594	11,013
Net gain from financing expenses	(1,857)	(937)
Revaluation of the warrant liability	(17,091)	-
Accrued interest, net	119	519

Change in operating assets and liabilities:
Decrease in trade receivables	14,544	37,842
Decrease (increase) in prepaid expenses and other current assets and long-term prepaid expenses	(38,379)	14,831
Decrease in trade payable	(27,185)	(27,396)
Increase in accrued expenses and other current liabilities	1,380	15,457
Increase (decrease) in deferred taxes, net	2,716	(1,635)
Change in operating lease Right of use assets	10,878	10,143
Change in operating Lease liabilities	(12,683)	(10,807)
Net cash provided by operating activities	40,553	81,618

Cash flows from investing activities
Purchase of property and equipment, including capitalized platform costs	(28,774)	(13,680)
Cash paid in connection with acquisitions, net of cash acquired (see Note 5)	(583,286)	(202)
Decrease (increase) in restricted deposits	2,325	68
Decrease in short-term deposits	-	28,963
Net cash provided by (used in) investing activities	(609,735)	15,149

Cash flows from financing activities
Exercise of options and vested RSUs	7,479	1,049
Issuance of share, net of offering costs	286,170	-
Issuance of warrant	53,883	-
Proceeds from long term loans, net of debt issuance cost	288,750	-
Net cash provided by financing activities	636,282	1,049
Exchange differences on balances of cash, cash equivalents	1,857	937

Increase in cash, cash equivalents	68,957	98,753
Cash and cash equivalents - at the beginning of the period	242,811	86,920
Cash and cash equivalents - at end of the period	$311,768	$185,673

Supplemental information:
Cash paid for income taxes	$7,647	$9,483
Noncash activities
Purchase of property, plant and equipment	$1,500	$1,403
Unpaid offering cost	$1,688	-

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Taboola.com Ltd. was incorporated under the laws of the state of Israel and commenced its operations on September 3, 2006. Taboola has subsidiaries worldwide (together with its subsidiaries, collectively, the "Company" or “Taboola”).

Taboola is a technology company that empowers advertisers to leverage its Artificial Intelligence, or AI, powered platform to reach targeted audiences with an effective, native ad-format across websites, devices and services such as mobile apps and games (collectively referred to as “digital properties”). Digital properties use Taboola’s recommendation platform to monetize their content, increase user engagement and build new audiences.

b.	Merger Agreement

On January 25, 2021, the Company and Toronto Sub Ltd., a Cayman Islands exempted company and wholly owned subsidiary of  Taboola (“Merger Sub”) entered into a merger agreement (“Merger Agreement”), with ION Acquisition Corp. 1 Ltd., a Cayman Islands exempted company (“ION”), which was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. ION’s Class A ordinary shares, warrants, and units were previously listed on the NYSE under the symbols ‘‘ION,’’ ‘‘ION.WS,’’and ‘‘ION.U,’’ respectively.

Pursuant to the Merger Agreement, on June 29, 2021, Merger Sub merged with and into ION, with ION surviving the merger (the “Merger Transaction”).

Pursuant to the Merger Agreement, at the effective time of the Merger Transaction (the “Effective Time”), (a) each issued and outstanding unit of ION, consisting of one Class A ordinary share of ION, par value $0.0001 per share (“Class A Ordinary Shares”), and one-fifth of one warrant of ION entitling the holder to purchase one Class A Ordinary Share per warrant at a price of $11.50 per share (“ION Warrants”), was automatically separated and the holder thereof was deemed to hold one Class A Ordinary Share and one-fifth of one ION Warrant, (b) each Class A Ordinary Share outstanding immediately prior to the Effective Time was exchanged for one ordinary share no par value per share of Taboola (“Taboola Ordinary Shares”), (c) each Class B ordinary share of ION, par value $0.0001 per share, outstanding immediately prior to the Effective Time, was exchanged for one Taboola Ordinary Share and (d) each ION Warrant outstanding immediately prior to the Effective Time, including both the ION Warrants issued to public shareholders in ION’s initial public offering (the “Public Warrants”) and the ION warrants issued in a private placement to ION’s sponsors in ION’s initial public offering (the “Private Placement Warrants” or “Private Warrants”), was assumed by Taboola and become a warrant to purchase one Taboola Ordinary Share. Each step above took place after a preferred shares conversion and a Stock Split (as further described in c below).

After the Effective Time and once the Taboola Warrants become exercisable, Taboola may redeem the outstanding Taboola Warrants (except as described herein with respect to the Private Placement Warrants) in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and if, and only if, the closing price of the Taboola Ordinary Shares equals or exceeds $18.00 per share, subject to certain adjustments, for any 20 trading days within a 30-trading day period ending three business days before the notice of redemption is sent to the warrant holders. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

After the Effective Time, the Private Placement Warrants (including the Taboola Ordinary Shares issuable upon exercise of such warrants) are not redeemable by Taboola so long as they are held by ION’s sponsors, members of ION’s sponsors or their permitted transferees. ION’s sponsors or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis.

Concurrently with and following the execution of the Merger Agreement, Taboola and certain accredited investors (“PIPE Investors”) entered into a series of subscription agreements, which closed concurrently with the closing of the merger under the Merger Agreement, providing for the purchase by the PIPE Investors at the Effective Time of an aggregate of 13,500,000 Taboola Ordinary Shares at a price per share of $10.00 (assuming the Stock Split has been effected), for gross proceeds to Taboola of $135,000 (collectively, the “PIPE”). The closing of the PIPE was conditioned upon the consummation of the Merger Transaction.

Concurrently with and following the execution of the Merger Agreement, Taboola and certain accredited investors (the “Secondary Investors”) entered into share purchase agreements pursuant to which the Secondary Investors purchased 15,120,000 Taboola Ordinary Shares from certain shareholders of Taboola, at a price per share of $10.00 (assuming the Stock Split had been affected), for gross proceeds of $151,200.

On June 29, 2021, following the Merger Transaction and other transactions contemplated by the Merger Agreement, ION became a direct, wholly owned subsidiary of Taboola. As a result, Taboola's shares and warrants became listed on The Nasdaq Global Market under the symbols “TBLA” and “TBLAW”, respectively

The ION Business Combination was accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. It has been determined that Taboola was the accounting acquirer based on evaluation of the following facts and circumstances:

•	Taboola’s existing shareholders will have the greatest voting interest in the combined entity.
•	Taboola’s directors will represent the majority of the board of directors of the combined company following the consummation of the Business Combination.
•	Taboola’s senior management will be the senior management of the combined company following the consummation of the Business Combination.
•	Taboola is the larger entity based on historical operating activity and has the larger employee base.
•
The Subscription Agreements related to the PIPE, which were executed concurrently with and following the Merger Agreement, resulted in the issuance of Taboola Ordinary Shares, leading to an increase in share premium.

The total ION cash amount and the PIPE consideration, net of transaction costs, were allocated to the equity and Warrant liability of the Company as of the Merger Transaction date in amounts of $284,482 and $53,883, respectively. The transaction costs related to the Warrant liability in the amount of $4,183 were recognized as general and administrative expenses in the Company's statement of income (loss) for the nine months ended September 30, 2021.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

c.
On June 29, 2021, the Company’s board of directors and the stockholders, approved a 2.700701493 for 1 stock split, pursuant to which all Convertible Preferred Shares, Restricted Shares, Restricted Share Units, options to purchase Ordinary Shares, exercise price and net income (loss) per share amounts were adjusted retroactively for all periods presented in Company’s unaudited consolidated interim financial statements as if the stock split had been in effect as of the date of these consolidated financial statements.

d.
On September 1, 2021, the Company completed the acquisition of Shop Holding Corporation (“Connexity”) (“Connexity Acquisition”), an independent e-Commerce media platform in the open web, from Shop Management, LLC (“Seller”).  Connexity is a technology and data-driven integrated marketing services company focused on the e-commerce ecosystem. Through a focus on performance-based retail marketing, Connexity enables retailers and brands to understand their consumers better, acquire new customers at a lower cost, and increase sales from their target consumers. Connexity offers a comprehensive range of marketing services to online retailers and brands in the U.S. and Europe, including syndicated product listings, search marketing, and customer insights. Connexity corporate headquarters is in Santa Monica, California, and the company also maintains offices in New York, New York; London, England; and Karlsruhe, Germany.

The Connexity Acquisition was accounted for by the purchase method of accounting, and, accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed.
In accordance with the acquisition method of accounting, the total purchase price for the Connexity Acquisition was $760,883, subject to customary purchase price adjustments for working capital, the payment of existing Connexity debt, expenses and the other terms and conditions described in the Purchase Agreement.
For the preliminary indication of the fair value of the identifiable assets acquired please refer to Note 5.

e.
In September 2021, Taboola entered into a registration rights agreement under which Taboola agreed, in certain circumstances, to register the Taboola ordinary shares issued to the seller for resale under the Securities Act of 1933, as amended.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting and include the accounts of Taboola.com Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The consolidated balance sheet as of December 31, 2020, was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations.

Therefore, these unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2020, included in the Company’s final prospectus dated October 6, 2021 relating to its Registration Statement on Form F-1/A as filed with the SEC.

In management’s opinion, the unaudited consolidated interim financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of September 30, 2021 and the Company’s unaudited interim consolidated statement of income (loss) and convertible preferred shares and shareholders’ equity for the three and nine months ended September 30, 2021 and 2020, and cash flows for the nine months ended September 30, 2021 and 2020. The results for the three and nine months ended September 30, 2021, are not necessarily indicative of the results to be expected for the full year ending December 31, 2021, or any other future interim or annual period.

Use of Estimates

The preparation of unaudited consolidated interim financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited consolidated interim financial statements and the reported amounts of revenue and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include, those related to accounts receivable and allowance for credit losses, acquired intangible assets and goodwill, the useful life of intangible assets, capitalized software and property and equipment, the incremental borrowing rate for operating leases, share-based compensation including the determination of the fair value of the Company’s share-based awards, the fair value of the private warrant, the fair value of intangible assets, and the valuation of deferred tax assets and uncertain tax positions.

The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2020, the World Health Organization (”WHO”) declared the novel coronavirus COVID-19 ("COVID-19") a global pandemic. The pandemic adversely affected workforces, economies, and financial markets globally in 2020 and the nine month of 2021 and, until contained, is still expected to disrupt general business operations. The COVID-19 pandemic and the measures taken by many governments around the world in response could in the future meaningfully impact our business, results of operations and financial condition. The Company is currently unable to predict the duration of that impact but continues to monitor its accounting estimates of the carrying value of certain assets and liabilities and will continue to do so as additional information is obtained or new events occur. Actual results could differ from our estimates and judgments, and any such differences may be material to our financial statements.

Significant Accounting Policies

The Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, in the Company’s final prospectus dated October 6, 2021 relating to its Registration Statement on Form F-1/A as filed with the SEC. There have been no significant changes to these policies during the nine months ended September 30, 2021, except as noted below.

Warrant Liability

The Company evaluated the Public Warrants and Private Placement Warrants (collectively, ‘‘Warrants’’, which are discussed in Note 1b, and Note 2) in accordance with ASC 815-40, ‘‘Derivatives and Hedging — Contracts in Entity’s Own Equity’’, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers, as well as provisions that provided for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant, preclude the Warrants from being accounted for as components of equity.
As the Warrants meet the definition of a derivative as contemplated in ASC 815 and are not eligible for an exception from derivative accounting, the Warrants are recorded as derivative liabilities on the Balance Sheet and measured at fair value at inception (on June 29, 2021, the date of the Business Combination) and at each reporting date in accordance with ASC 820, ‘‘Fair Value Measurement’’, with changes in fair value recognized in the Statement of income (loss) in the period of change.

Accounting for share-based compensation

The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The fair value of each option award is estimated using the following assumptions:

	Nine months ended September 30,
	2021	2020

Volatility	51.47% - 54.72%	47.65% - 53.82%
Risk-free interest rate	0.61% - 1.27%	0.38% - 1.68%
Dividend yield	0%	0%
Expected term (in years)	5 - 6.86	5.99 - 6.25

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Business combinations

The Company accounts for business combinations using the acquisition method of accounting. The Company determines the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. The Company allocates the purchase price of business combinations to the tangible assets, liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statement of income (loss). The process of estimating the fair values requires significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, merchant/network affiliate relationship, publisher relationship, technologies, tradenames and discount rates. The Company estimates fair value based upon assumptions that are believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Revenue recognition

Connexity’s operations are consolidated beginning on September 1, 2021, the acquisition date. Connexity revenues are primarily derived from usage-based fees from customers accessing the Connexity enterprise cloud computing services platform for cost-per-click (“CPC”) advertising and performance-based cost-per-action (“CPA”) advertising.

CPC revenues consist of fees paid by online merchants and advertisers when a consumer is redirected to their website by the Connexity’s syndicated product listing platform, which feeds shopping-related content from merchants to ad platforms, publishers, and social influencers. CPA revenues are gathered when Connexity enters a performance-based arrangement with a merchant or advertiser. The company recognizes revenues when the performance criteria have been met.

The determination of whether revenue should be reported gross of amounts billed to advertisers (gross basis) or net of payments to digital properties partners (net basis) requires significant judgment and is based on management assessment of whether Connexity is acting as the principal or an agent in the transaction. Connexity’s revenues are reported net of the related digital property cost, as the Company believes that Connexity acts as an agent in its arrangements as it does not have the ability to direct the service to its customers.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intra-period tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance will be effective for the Company beginning January 1, 2021, and interim periods in fiscal years beginning January 1, 2022.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Early adoption is permitted. The Company is currently evaluating the effect that ASU 2019-12 will have on its consolidated financial statements and related disclosures.

NOTE 3:-	CASH AND CASH EQUIVALENTS

The following table presents for each reported period, the breakdown of cash and cash equivalents:

	September 30,	December 31,
	2021	2020
	Unaudited	Audited

Cash	$178,232	$115,693
Money market funds	126,533	10
Time deposits	7,003	127,108

Total Cash and cash equivalents	$311,768	$242,811

NOTE 4:-	FAIR VALUE MEASUREMENTS

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period. There have been no transfers between fair value measurements levels during the nine months ended September 30, 2021.

The following table sets forth the Company’s assets and liabilities that were measured at fair value as of September 30, 2021, by level within the fair value hierarchy (in thousands):

	September 30, 2021
	Fair value measurements using input type
	Unaudited
Description:	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$126,533	$-	$-	$126,533

Liabilities:
Warrant Liability – Public Warrants	9,583	-	-	9,583
Warrant Liability – Private Placement Warrants	-	-	27,209	27,209

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within Finance income (expenses), net in the unaudited consolidated interim statement of income (loss).

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

Initial Measurement

The Company established the initial fair value for the Warrants as of June 29, 2021, the date of the Company’s Merger Transaction, using a quoted price for the Public Warrants and a Black-Scholes simulation model for the Private Placement Warrants. The Private Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The key inputs into the Black-Scholes model for the Private Placement Warrants were as follows at initial measurement:

Input	June 29, 2021	September 30, 2021
	(Initial Measurement)

Risk-free interest rate	0.73% - 0.89%	0.76% - 0.92%
Expected term (years)	4.26 - 5.00	4.01 - 4.75
Expected volatility	65.3% - 65.7%	37.8% - 65.7%
Exercise price	$11.50	$11.50
Underlying Stock Price	$10.54	$8.46

The Company’s use of a Black-Scholes model required the use of subjective assumptions:
•	The risk-free interest rate assumption was interpolated based on constant maturity U.S. Treasury rates over a term commensurate with the expected term of the warrants.
•
The expected term was determined based on the expected date of the initial Merger Transaction, as the Warrants expire on the date that is 5 years from the completion of the initial Merger Transaction and for certain Private Warrants 5 years from the date of the initial public offering effective date.

•	The expected volatility assumption was based on the implied volatility from a set of comparable publicly- traded warrants as determined based on size and proximity.

Subsequent Measurement

The following table presents the changes in the fair value of warrants liability (unaudited):

Input	Private Warrants	Public Warrants	Total Warrants

Initial measurement on June 29, 2021	39,143	14,740	53,883
Change in fair value	(11,934)	(5,157)	(17,091)
Fair value as of September 30, 2021	27,209	9,583	36,792

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS

On September 1, 2021, the Company consummated the Connexity Acquisition, an independent e-Commerce media platform in the open web.

In accordance with the acquisition method of accounting, the total purchase price for the Connexity Acquisition was $760,883, subject to working capital adjustments, comprised of $593,894 in cash, $157,689 for the fair value of 17,328,049 shares of the Company’s ordinary shares issued, and additional $9,300 to be paid subsequently.

Final transaction consideration is expected to be agreed upon between the parties by the end of November 2021. In addition to the purchase consideration and pursuant to holdback agreements with certain Connexity employees, the Company is committed to issue 3,681,030 of the Company’s ordinary shares, to be released to those employees over the period of three years after the acquisition date, subject to their continued service. The Company also agreed to issue up to a $40,000 in equity awards as retention bonuses to Connexity continuing employees which will vest in five annual installments following the acquisition date. The vesting of the holdback and the retention consideration are subject to continued employment, and therefore recognized as compensation expense over the requisite service period.

1.
Under the preliminary purchase price adjustment, Taboola allocates the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their estimated fair values, which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition.

2.
Such estimates are subject to change during the measurement period which is not expected to exceed one year. Any adjustments to the preliminary purchase price allocation identified during the measurement period will be reflected as an adjustment to the goodwill in the reporting period in which the adjustment is identified.

As a result of Connexity Acquisition, the Company recognized $840 as compensation expenses for the three and nine months ended September 30, 2021. The recognition of the compensation expenses of $75, $150, $148, and $467 are included in cost of revenue, Sales and marketing, Research and development and General and administrative in the consolidated statements of income (loss), respectively.

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed (unaudited):

September 1, 2021
(in thousands)

Cash and cash equivalent	$10,608
Other current assets	59,336
Intangible assets	262,323
Goodwill	534,639
Other noncurrent assets	3,369
Total assets acquired	870,275
Current liabilities	62,294
Deferred tax liability, net	47,098
Total liabilities assumed	109,392
Total purchase consideration	$760,883

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of Connexity. Goodwill is not deductible for income tax purpose. The following table summarizes the preliminary estimate of the intangible assets and their estimated useful lives as of the acquisition date:

	Fair Value	Useful life
	(in thousands)	(in years)

Merchant/ Network affiliate relationships	$140,403	4.0
Publisher relationship	43,245	4.0
Trademark	23,580	3.0
Technology	55,095	5.0
Total intangible assets acquired	$262,323

The results of operations of Connexity have been included in the unaudited consolidated interim financial statements since the date of the acquisition. Additionally, the Company incurred transaction costs $5,524 and $6,221 during the three and nine months ended September 30, 2021, which were included in general and administrative expenses in the unaudited consolidated interim statements of income (loss).

NOTE 6:-	GOODWILL AND INTANGILE ASSETS, NET

Goodwill

The following table represents the changes to goodwill:

Nine Months Ended September 30, 2021
(in thousands)

Balance as of December 31, 2020	$19,206
Additions from acquisitions	534,639
Balance as of September 30, 2021	$553,845

Intangible Assets, Net

Intangible assets consisted of the following as of September 30, 2021:

	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted- Average Remaining Useful Life
	(in thousands)			(in years)
Merchant/ Network affiliate relationships	140,403	(2,925)	137,478	3.92
Publisher relationship	43,245	(901)	42,344	3.92
Trademark	23,580	(655)	22,925	2.92
Technology	71,950	(17,713)	54,237	4.91
Customer relationship	12,256	(10,198)	2,058	2.33
Total	291,434	32,392	259,042

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	GOODWILL AND INTANGILE ASSETS, NET (Cont.)

Intangible assets consisted of the following as of December 31, 2020:

	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted- Average Remaining Useful Life
	(in thousands)			(in years)
Technology	$16,855	$(15,686)	$1,169	0.73
Customer relationship	12,256	(9,520)	2,736	3.25
Total	$29,111	$(25,206)	$3,905

Amortization expenses for intangible assets were $5,908 and $642 for the three months ended September 30, 2021 and 2020, respectively, and $7,186 and $1,921 for the nine months ended September 30, 2021 and 2020, respectively. Amortization of technology is included in cost of revenue and amortization of the other intangible assets are included in sales and marketing expense in the unaudited consolidated interim statements of income (loss).

The expected future amortization expenses by year related to the intangible assets as of September 30, 2021 are as follows:

September 30, 2021
(in thousands)
Year Ending December 31,
2021 (Remainder)	$16,441
2022	65,675
2023	65,646
2024	62,306
2025	41,627
Thereafter	7,347
Total	$259,042

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	LOAN

Concurrently with the closing of the Connexity Acquisition, on September 1, 2021, Taboola entered into a $300,000 senior secured term loan credit agreement (the “Credit Agreement”), among Taboola, a wholly-owned Taboola subsidiary, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.  The Credit Agreement provides for borrowings in an aggregate principal amount of up to $300,000 (the “Facility”).

The Facility was fully drawn at closing, net of issuance expenses of $11,250, and the proceeds were used by Taboola to finance, in part, the Connexity Acquisition.

The Facility is subject to customary borrowing conditions and bears interest at a variable annual rate based on LIBOR or Base Rate plus a fixed margin. The Facility will mature on the seventh anniversary of the closing date and amortizes at a rate of 1.00% per annum payable in equal quarterly instalments, with the remaining principal amount due at maturity.

As of September 30, 2021, the total future principal payments related to Credit Facilities are as follows (unaudited):

September 30, 2021
(in thousands)
Year Ending December 31,
2022	$3,000
2023	3,000
2024	3,000
2025	3,000
2026	3,000
2027	3,000
2028	282,000
Total	$300,000

The Facility is guaranteed by Taboola.com, Ltd. and all of its wholly owned material United States and Israeli subsidiaries, subject to certain exceptions set forth in the Credit Agreement (collectively, the “Guarantors”). The obligations of the Borrower and the Guarantors are secured by substantially all the assets of the Borrower and the Guarantors including stock of subsidiaries, subject to certain exceptions set forth in the Credit Agreement.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHAREHOLDERS' EQUITY

a.	Composition of share capital of the Company:

	September 30, 2021		December 31, 2020
	Unaudited		Audited
	Authorized	Outstanding	Authorized	Outstanding
Number of shares

Ordinary shares (no par value)	700,000,000	231,640,546	176,535,661	41,357,049

b.	Share option plan:

During the years 2007, 2016, 2017, 2020 the Company adopted several share incentive plans (together the “Company's legacy share incentive plan” or “Legacy Plans”). In June 2021 the Company retired the Legacy Plans and adopted the 2021 Share Incentive Plan (the “2021 Share Incentive Plan” or “2021 Plan”, and together with the Legacy Plans, the “Plans”).
In addition, during June 2021, the Company adopted the Employee Stock Purchase Plan (the “ESPP”).

The Company adopted the Plans and the ESPP to provide incentives to employees, directors, consultants and/or contractors.

Under each of the Plans, the Company's employees, directors, consultants and/or contractors may be granted any equity-related award, including option to acquire the Company ordinary shares; restricted shares; and restricted share units (“RSU”).

The options generally vest over 4 years and expire 10 years after the date of grant. Most of the RSUs granted prior to June 30, 2021, were subject to a two-tiered vesting arrangement, including a time-based vesting component which is generally over 4 years, and an additional vesting condition of a Merger/Sale or IPO being consummated within 5 years of the grant. Any equity grant that is forfeited or canceled before expiration becomes available for future grants under the Plans.

As of September 30, 2021, the maximum number of Taboola ordinary shares available for issuance under the 2021 Share Incentive Plan is equal to the sum of (i) 31,698,288 shares, (ii) any shares subject to awards under the Legacy Plans which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to the lesser of (A) 5% of the outstanding shares on the last day of the immediately preceding calendar year and (B) such amount as determined by Taboola’s board of directors if so determined prior to January 1 of a calendar year.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of share option activity and related information for the periods from January 1, 2021, through September 30, 2021 (including employees, directors, officers and consultants of the Company):

		Options Outstanding
	Outstanding Share Options	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Balance as of December 31, 2020	46,064,449	$1.54	5.62	$247,117

Granted	9,821,068	$6.97
Exercised	(5,855,643)	$1.07		$49,765
Forfeited	(1,031,372)	$3.11

Balance as of September 30, 2021	48,998,502	$2.63	5.96	$285,492

Exercisable as of September 30, 2021 (unaudited)	32,189,643	$1.56	4.32	$222,069

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the last date of the period.

The weighted-average grant date fair value of options granted during the nine and three months ended September 30, 2021, was $ 9.39 and 9.93, respectively.

As of September 30, 2021, unrecognized share-based compensation cost related to unvested share options and RSUs was $107,224, which is expected to be recognized over a weighted-average period of 2.62 years.

The following is a summary of the RSU activity and related information for the from January 1, 2021 through September 30, 2021 (including employees of the Company):

	Outstanding Restricted Shares Unit	Weighted-Average Grant Date Fair Value Per Share

Balance as of December 31, 2020	12,755,167	$5.64
Granted	7,088,855	$9.43
Vested	(1,656,137)
Forfeited	(405,098)	$7.50

Balance as of September 30, 2021(unaudited)	17,782,787	$7.54

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

The restricted share units were subject to multiple vesting conditions, such as time-based vesting and additional vesting condition whereby any of the RSUs shall not lapse, and no RSUs shall become vested prior and subject to the consummation of a Merger/Sale or an IPO (as defined in the respective incentive plan), which was satisfied upon Taboola becoming a publicly-traded company on the Nasdaq Global Market.

The total equity-based compensation expense related to all of the Company's equity-based awards recognized for the nine and three months ended September 30, 2021, was comprised as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	Unaudited

Cost of revenues	$443	$327	$1,023	$579
Research and development	7,749	2,292	20,134	4,343
Sales and marketing	3,997	2,505	40,168	4,402
General and administrative	7,751	1,396	42,269	1,689

Total share-based compensation expense	$19,940	$6,520	$103,594	$11,013

NOTE 9:-	INCOME TAXES:

The Company’s effective tax rate is highly dependent upon the geographic distribution of its worldwide earnings or losses and tax regulations. The Company’s effective tax rates were 36% and (70%) for the nine months ended September 30, 2021 and 2020, respectively. The difference between the Company’s effective tax rate and the 23% statutory rate in Israel for the nine months ended September 30, 2021, resulted primarily from tax profitable jurisdictions, mainly the U.S. and is due to non-deductible tax expenses related primarily to the share-based compensation payments. In the nine months ended September 30, 2020, the effective tax rate was also affected by the US BEAT tax regime.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	COMMITMENTS AND CONTINGENCIES

Commercial Commitments

In the ordinary course of the business, the Company enters into agreements with certain digital properties, under which, in some cases it agrees to pay them a guaranteed amount, generally per thousand pageviews on a monthly basis. These agreements could cause a gross loss on digital property accounts in which the guarantee is higher than the actual revenue generated. These contracts generally range in duration from 2 to 5 years, though some can be shorter or longer.

Non-cancelable Purchase Obligations

In the normal course of business, the Company enters into non-cancelable purchase commitments with various parties to purchase primarily software and IT related-based services. As of September 30, 2021, the Company had outstanding non-cancelable purchase obligations in the amount of $6,055.

Legal Proceedings

a.
In October 2019, one of the Company's digital properties (the "Digital Property") filed a claim against the Company in the Paris Commercial Court for approximately $706 (the "Claim"). According to the Claim, the Company allegedly has failed to pay certain minimum guarantee payments for the years 2016 to 2019. It is the Company's position that there are no merits to the Claim because the Digital Property did not act in accordance with the agreement and a counterclaim in the amount of $1,970 was filed by the Company for a refund of certain compensation that was paid. A virtual trial took place on February 24, 2021, and the Paris Commercial Court dismissed Digital property claims and ordered them to pay an amount of approximate $12 thousand in costs to Taboola. On June 1, 2021, the Digital Property filed an appeal against the decision of the Paris Commercial Court, and their appellate briefs in early September. Taboola will have to file its response to these claims by January 31, 2022.

b.
In April 2021, the Company became aware that the Antitrust Division of the U.S. Department of Justice is conducting a criminal investigation of hiring activities in the Company’s industry, including the Company. The Company is cooperating with the Antitrust Division.  While there can be no assurances as to the ultimate outcome, the Company does not believe that its conduct violated applicable law.

c.
In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims. The Company investigates these claims as they arise and record a provision, as necessary. Provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Although claims are inherently unpredictable, the Company is currently not aware of any matters that, it believes would individually or taken together, have a material adverse effect on its business, financial position, results of operations, or cash flows.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:-	SEGMENT INFORMATION

The following table represents total revenue by geographic area based on the advertisers’ billing address:

	Three months ended September 30,			Nine months ended September 30,
	2021		2020	2021	2020
	Unaudited

Israel	$48,715		$42,734	$133,761	$126,540
United Kingdom	16,344	1	14,310	49,080	35,453
United States	125,239		120,595	369,710	369,894
Germany	37,967		24,641	106,342	70,677
France	11,988		13,121	43,337	31,612
Rest of the World	98,515		75,184	268,560	203,423

Total	$338,768		$290,585	$970,790	$837,599

NOTE 12:-	NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to ordinary shareholders for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	Unaudited
Basic net profit (loss) per share
Numerator:
Net income (loss)	$17,296	$16,688	$(25,533)	$5,740
Less: Undistributed earnings allocated to participating securities	-	(5,819)	(11,944)	(17,046)
Net income (loss) attributable to ordinary shares – basic	17,296	10,869	(37,477)	(11,306)

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, basic	229,024,803	38,101,268	107,884,927	40,144,245
Net income (loss) per share attributable to ordinary shareholders, basic	$0.08	$0.29	$(0.35)	$(0.28)

Diluted net profit (loss) per share
Numerator:
Net income (loss) attributable to ordinary shares – diluted	17,296	10,869	(37,477)	(11,306)

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, basic	229,024,803	38,101,268	107,884,927	40,144,245
Weighted average effect of dilutive securities—effect of share-based awards	30,237,726	22,120,229	-	-
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, diluted	259,262,529	60,221,497	107,884,927	40,144,245

Net income (loss) per share attributable to ordinary shareholders, diluted	$0.07	$0.18	$(0.35)	$(0.28)

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS (Cont.)

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	Unaudited

Warrants	12,350,000	-	12,350,000	-
RSUs	-	-	8,825,040	2,227,686
Outstanding share options	-	-	46,705,718	43,701,256

NOTE 13:-	SUBSEQUENT EVENTS

a.
Following the Connexity Acquisition, on October 5, 2021, the Board of Directors of the Company, approved the retention equity grant issuances for certain Connexity employees as contemplated by the agreements for the Connexity Acquisition in a total amount of $ 39,205.

b.
To enable certain executives and directors and the Company to obtain the potential benefits of a net issuance mechanism, the Company is seeking shareholder approval at a special shareholder general meeting to be held on December 14, 2021 to amend its current compensation policy and compensation terms of the Company’s directors and Chief Executive Officer in accordance with Israeli law to permit net issuance or other mechanisms to satisfy tax withholding obligations related to equity-based compensation.

On November 16, 2021, the Tel Aviv District Court Economic Department (the “Israeli court”) approved the motion previously filed by Taboola on October 10, 2021, which sought the approval of a program of up to $60,000, to be utilized, if so determined by its board of directors, in connection with a net issuance mechanism to satisfy tax withholding obligations related to equity-based compensation on behalf of its directors, officers and other employees and possible future share repurchases. The Company does not have a current intention to adopt a share repurchase program.

The approval by the Israeli court is limited to a six (6) month period. The Company expects to make successive requests to the Israeli court for similar approvals.

On November 18, 2021, the Company’s board of directors granted the Company’s management the discretion to utilize the net issuance mechanism to satisfy tax withholding obligations related to equity-based compensation, subject to obtaining shareholder approval.

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